UNITED STATES SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C. 20549

                   SCHEDULE TO/A
                 (Amendment No. 1)
                   (Rule 14d-100)
 Tender Offer Statement under Section 14(d)(1)
                  or 13(e)(1)
     of the Securities Exchange Act of 1934



            DOVER INVESTMENTS CORPORATION
           (Name of Subject Company (Issuer))

       LAWRENCE WEISSBERG REVOCABLE LIVING TRUST
        (Names of Filing Persons (Offeror))

  Class A Common Stock, par value $0.01 per share
  Class B Common Stock, par value $0.01 per share
           (Title of Class of Securities)

        Class A Common Stock - 260152103
        Class B Common Stock - 260152202
       (CUSIP Number of Class of Securities)

         Frederick M. Weissberg, Trustee
          100 Spear Street, Suite 520
         San Francisco, California  94105
               (415) 777-0414
(Name, Address and Telephone Number of Person Authorized
   to Receive Notices and Communications on Behalf of
              Filing Persons)

                   Copies to:
           Richard V. Smith, Esq.
        Orrick, Herrington & Sutcliffe LLP
            The Orrick Building
              405 Howard Street
         San Francisco, California  94105
               (415) 773-5700
         CALCULATION OF FILING FEE

Transaction Valuation*         Amount of Filing Fee
   Not Applicable                Not Applicable

*Set forth the amount on which the filing fee is calculated and state how it was determined.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid:         Filing Party:
Form or Registration No.:       Date Filed:


Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

	Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.

	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Item 1 - 11.
Not applicable.

Item 12.  Exhibits.

Exhibit 99.1	Letter, dated August 6, 2004.

Exhibit 99.2	Term Sheet, dated August 6, 2004,
                  from the Lawrence Weissberg Revocable
                  Living Trust to Dover Investments
                  Corporation.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.






















                          SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST, U/D/T
           DATED NOVEMBER 25, 1992



	/s/ Frederick M. Weissberg
            (Signature)

      Frederick M. Weissberg, Trustee
            (Name and Title)

              August 6, 2004
                   (Date)





































                    EXHIBIT INDEX

Exhibit No.	   Description

99.1 Letter, dated August, 2004, from The
               Lawrence Weissberg Revocable Living
               Trust to the Board of Directors of
               the Registrant.


99.2           Term Sheet, dated August 6, 2004.